Attorneys and Counselors at Law

Daniel H. April	Of Counsel
Patrick J. Dolan	David F. Cunningham
Megan H. Koehler

March 24, 2023

Via EDGAR correspondence and E-Mail

Kimberly Browning

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street N.E.

Washington, D.C. 20549

Re:	Thornburg Investment Trust
Registration Number under the Securities Act of 1933: 33-14905
Registration Number under the Investment Company Act of 1940: 811-05201

Dear Ms. Browning:

I state below the above-referenced registrant’s responses to the comments received from the staff of the U.S. Securities and Exchange Commission (“SEC”) on March 1, 2023 respecting post-effective amendment number 147 (“PEA 147”) to the registrant’s Form N-1A registration statement (the “Registration Statement”) applicable to the Thornburg Emerging Markets Managed Account Fund (the “Emerging Markets Managed Account Fund”) and Thornburg Municipal Managed Account Fund (the “Municipal Managed Account Fund”) (each, a “Fund,” and together, the “Funds”), filed via EDGAR on January 13, 2023 (Accession No. 0001387131-23-000305).

The revisions to the Registration Statement that are described below are expected to be made, in substantially the same form described, in the registrant’s post-effective amendment which is expected to be filed on or about March 31, 2023 (hereinafter, the “485B Filing”). In those instances where we identify disclosure items analogous to the items that were specific subjects of staff comments, and the registrant responds to those comments by revisions to the disclosures referenced in staff comments, we expect to make conforming revisions to the analogous disclosures.

General Comments

1.    The staff asked the registrant to acknowledge the staff’s pronouncement on October 5, 2016, that the registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Response: The registrant and its management acknowledge their responsibilities related to the Registration Statement disclosure.

460 St. Michael’s Drive	E-mail: dan_april@catchlaw.com	Tel.: (505) 988-2900
Suite 603	Website: www.catchlaw.com	Extension 103
Santa Fe, New Mexico 87505		Fax: (505) 988-2901

March 24, 2023

2.    The staff asked the registrant to confirm that incomplete information or information not available at the time PEA 147 was filed will be included in the next post-effective amendment to the Registration Statement.

Response: The registrant will include in the 485B Filing all required information omitted from PEA 147.

Prospectus Comments

3.    The staff asked the registrant to explain whether the example amounts listed under Form N-1A Item 3 for the Funds for years 1 and 3 will reflect the waiver, payment or expense reimbursement agreement described in footnote 3 of each Fund’s fee table. The staff also asked the registrant to clarify in the preamble to that expense example that the example does not reflect any charges imposed by the applicable separately managed accounts (“SMAs”) through which the Funds are sold, and that if such charges were reflected, the amounts shown in the example would be higher.

Response: The registrant confirms that the fee waiver, payment or expense reimbursement arrangement between Thornburg Investment Management, Inc. (the “Advisor”), Thornburg Securities Corporations and the registrant will apply during all years of the Funds’ existence, and the registrant will revise the preamble language in the examples to remove the reference to the fee waivers and expense reimbursements being effective only “in the first year.” The registrant will also revise the preamble language to disclose that the examples do not reflect any charges that are imposed by the applicable SMAs and that, if those charges were reflected, the amounts shown in the example would be higher.

4.    The staff noted the Emerging Markets Managed Account Fund may seek to invest in companies’ equity securities through initial public offerings (“IPOs”) as part of its Item 9 of Form N-1A disclosure; however, the Fund does not include correlating summary disclosure of the Fund’s investments in IPOs as part of its Form N-1A Item 4 principal investment strategy disclosure. The staff requested that if investments in IPOs are a principal strategy of the Fund, disclosure be added to that effect in the discussion of the Fund’s principal investment strategies. Alternatively, the staff noted that if investments in IPOs are not a principal strategy of the Fund, then the registrant should consider moving the description of such investments from Item 9 to the Fund’s statement of additional information (“SAI”) in accordance with Item 16(b) of Form N-1A.

Response: The registrant respectfully submits that the current disclosure is appropriate and in compliance with the requirements of Form N-1A. The registrant notes that investments in equity securities are part of the principal investment strategies of the Fund, but while IPOs are one type of equity security, IPO investments are not expected to be a principal investment strategy of the Fund when it commences investment operations, and the registrant believes it would be misleading to suggest to the Fund’s potential investors that the Fund pursues a strategy which focuses on investing principally in IPOs.

5.    The staff noted the Emerging Markets Managed Account Fund’s Form N-1A Item 9 disclosure under the sub-section “Investing in Stocks and Other Equity Securities” lists various types of equity securities in which the Fund may invest, including common stocks, preferred stocks, convertible securities, warrants, sponsored or unsponsored American Depositary Receipts, European Depositary Receipts, and Global Depositary Receipts, partnership interests (including interests in master limited partnerships, private equity firms, and other public and private issuers organized as partnerships), shares in exchange traded funds and other investment companies, and publicly traded real estate investment trusts. The staff noted that if investments in any of those types of equity securities are not expected to be a principal investment strategy of the Fund, the registrant should consider moving the description of such investments from Item 9 to the SAI into the Statement of Additional Information in accordance with Item 16(b) of Form N-1A. The staff also asked the registrant to confirm supplementally whether the Fund expects to allocate more than 15% of its net assets to the types of partnership interests mentioned in the referenced disclosure.

April, Dolan & Koehler, P.C.        Attorneys and Counselors at Law

March 24, 2023

Response: The registrant respectfully submits that the current disclosure is appropriate and in compliance with the requirements of Form N-1A. The registrant notes that investments in equity securities are part of the principal investment strategies of the Fund, and while the various types of equity securities listed in the referenced disclosure are each one type of equity security in which the Fund may invest, such investments are not individually expected to be a principal investment strategy of the Fund when it commences investment operations, and the registrant believes it would be misleading to suggest to the Fund’s potential investors that the Fund pursues a strategy which focuses on investing principally in each particular type of equity security. In addition, the registrant confirms the Fund does not expect to allocate more than 15% of its net assets to the types of partnership interests described and has deleted the reference to such investments from the Item 9 disclosure.

6.    The staff observed that the Funds’ names include the term “Managed Account” and asked the registrant to consider adding language defining the meaning of “Managed Account” to the Funds’ Form N-1A Item 4 disclosure.

Response: The registrant notes that the disclosure in response to Item 6 of Form N-1A, under the heading “Purchase and Sale of Fund Shares,” already references the fact that the Funds’ shares are available exclusively within separately managed accounts, and that similar disclosure appears in the disclosures that are responsive to Items 11(b) and (c) of Form N-1A. Given the existence of those other disclosures, because the term “Managed Account” does not relate to any particular type of investments to be made by the Funds, and because shares of the Funds will only be held by investors who have already executed agreements to open separately managed accounts through which the Funds will be offered, the registrant does not feel that it is necessary to add a definition of the term “Managed Account” within the Item 4 disclosure, and therefore respectfully declines the staff’s comment..

7.    The staff requested that the registrant add to the Emerging Markets Managed Account Fund’s Form N-1A Item 4 principal investment strategies disclosure regarding any specific allocation strategy that the Fund may have toward particular countries, as well as attendant risk disclosure to the Fund’s principal investment risks.

Response: The registrant confirms that the Fund does not have any specific allocation strategy for any particular countries.

8.    The staff noted that in the Emerging Markets Managed Account Fund’s Form N-1A Item 4 principal investment strategies disclosure, the Advisor identifies what it considers to be emerging markets based upon its own analysis of measures of industrialization, economic growth, population growth and other factors. The staff stated its view that the terms “population growth” and “other factors” are overly broad and vague and asked the registrant to clarify and revise the noted disclosure.

Response: The registrant has determined to remove the sentence in which the referenced disclosure appears. Instead, the disclosure respecting what constitutes an emerging market country will be simplified to read substantially as follows:

April, Dolan & Koehler, P.C.        Attorneys and Counselors at Law

March 24, 2023

“Currently, Thornburg considers emerging market countries to include most Central and South American, African, Asian (including the Middle and Near East and the Indian subcontinent) and Central and Eastern European nations.”

9.    The staff noted that when identifying what it considers to be emerging markets, the Advisor may also consider classifications by independent financial services firms that maintain indices of emerging markets. The staff asked that the registrant please provide an example of such a firm in the Emerging Markets Managed Account Fund’s Form N-1A Item 4 principal investment strategies disclosure.

Response: As noted in the prior response, the registrant has determined to remove the sentence referenced by the staff, and accordingly the disclosure no longer refers to the Advisor’s consideration of whether independent financial service firms classify a particular country as an emerging market.

10.    The staff noted that the disclosure in the Emerging Markets Managed Account Fund’s principal investment strategies regarding whether an investment is tied economically to one or more emerging markets appears to be an economic tie test, and that the factors listed in the disclosure are overly broad and vague; and asked the registrant to revise the disclosure in plain English to comport with the guidance issued by the Staff regarding methods of determining whether an issuer has an economic tie to a given emerging market country. The Staff specifically noted in this regard footnote 24 to the Adopting Release for Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”). The staff also asked the registrant to state supplementally whether the Fund has adopted a policy of investing in a minimum number of countries and whether the Fund may meet the requirements of its 80% policy by investing in the securities economically tied to a single emerging market country. The staff further asked if the Fund may be invested in a single emerging market country to please explain why the Fund’s name using the plural term “markets” is not misleading. Furthermore, the staff asked the registrant to change the phrase “a variety of different countries” in the fourth paragraph of the Fund’s principal investment strategies disclosure to refer to different “emerging market” countries.”

Response: The registrant has determined to replace the referenced disclosure with disclosure that reads substantially as follows:

“The material factors that Thornburg considers when determining whether an issuer has substantial economic ties to an emerging market country include whether the issuer:

•	is included in the MSCI Emerging Markets Index;
•	is organized or headquartered in an emerging market country, or maintains most of its assets in one or more such countries;
•	has a primary listing for its securities on a stock exchange of an emerging market country; or
•	derives a majority of its profits, revenues, sales, or income from one or more emerging market countries.”

The registrant believes that this disclosure is clearer and addresses the staff’s concern that the previous disclosure was overly broad and vague, and also comports more closely to prior guidance from the staff.

April, Dolan & Koehler, P.C.        Attorneys and Counselors at Law

March 24, 2023

Regarding the staff’s question about whether the Fund has adopted a policy of investing in a minimum number of countries or may invest in securities that are tied to a single emerging market country, the registrant notes that the term “Emerging Markets” as used in the Fund’s name in plural form as it is intended to refer to the Fund’s principal investment strategy of investing, under normal market conditions, at least 80% of its assets in equity securities of issuers from multiple emerging market countries. Finally, the registrant notes that it will change the phrase “a variety of different countries” to refer to “a variety of different emerging market countries,” per the staff’s comment.

11.    The staff noted that the Emerging Markets Managed Account Fund’s Form N-1A Item 4 principal investment strategies disclosure refers to the Fund investing in “Basic Value,” “Consistent Earner,” and “Emerging Franchise” equity securities that are initially described using the phrase “types of issuers” but then subsequently described as “categories,” and asked the registrant to revise the disclosure to clarify in plain English that the foregoing are each a category determined by the Advisor.

Response: The registrant will revise the referenced disclosure to read substantially as follows:

“Thornburg typically categorizes the Fund’s equity investments in one of the following three categories:”

12.    The staff asked the registrant to enhance the Emerging Markets Managed Account Fund’s Form N-1A Item 9 disclosure by adding language by explaining in plain English the meaning of the term “economic sensitivity” and by defining what the Advisor considers to be “mature” and “cyclical” industries, as summarized in the Item 4 disclosure regarding the “Basic Value” equity securities category. The staff noted that these enhancements could be disclosed in the portion of the prospectus responsive to Form N-1A Item 9. The staff also asked the registrant to disclose in the Form N-1A Item 9 disclosure any specific “mature or cyclical” industries in which the Fund will invest as a principal investment strategy, along with attendant risk disclosure.

Response: The registrant will add disclosure substantially as follows within the Form N-1A Item 9 disclosure, under the heading “Investing in Stocks and Other Equity Securities”:

“The issuers of securities categorized by Thornburg as Basic Value generally operate in industries deemed to be mature as they are older, larger industries with slowing rates of growth, or in industries considered cyclical because their performance is generally correlated to economic business cycles. The stock prices of Basic Value securities also tend to be more sensitive to changes in outside factors such as interest rates or inflation, and may exhibit higher volatility in earnings and cash flow versus securities categorized in the other two categories.”

13.    The staff asked the registrant to enhance the Emerging Markets Managed Account Fund’s Form N-1A Item 9 disclosure by adding language explaining in plain English the meaning of the term “consistent earner,” and describing whether the Advisor requires an issuer to demonstrate some or all of the four following factors summarized in the Item 4 disclosure to qualify as such: exhibit predictable growth, profitability, cash flow and/or dividends.

April, Dolan & Koehler, P.C.        Attorneys and Counselors at Law

March 24, 2023

Response: The Advisor does not require an issuer to demonstrate all of the four factors referenced by the staff, which is why the referenced disclosure lists those four factors with the conjunction “and/or.” To further clarify this point, however, and to seek to provide a further explanation of what is meant by the term “consistent earner,” the registrant will add disclosure substantially as follows within the Form N-1A Item 9 disclosure, under the heading “Investing in Stocks and Other Equity Securities”:

“The issuers of securities categorized by Thornburg as Consistent Earner typically exhibit one or more of the following characteristics: predictable growth; predictable profitability; predictable cash flow; or predictable levels of dividends. Consistent Earner securities also tend to operate in relatively stable industries, and their stock prices tend to be less sensitive to changes in outside factors such as changed in interest rates or inflation.”

14.    The staff noted that the Emerging Market Managed Account Fund principal investment strategy disclosure states that the Fund also typically makes equity investments in “Emerging Franchise” types of issuers and asked whether the name of such type of issuers is intended to be “Emerging Market Franchise” instead and if so, to revise the disclosure accordingly. The staff also asked the registrant to clarify what the Advisor means with respect to “above average rate” in describing that Emerging Franchise category and how the Advisor determines such growth rates, and to add any attendant risk disclosure relating to such determinations.

Response: The name “Emerging Franchise” is not intended to mean “Emerging Market Franchise.” Respecting the reference to “above average rate,” the registrant will add disclosure substantially as follows within the Form N-1A Item 9 disclosure, under the heading “Investing in Stocks and Other Equity Securities”:

“The issuers of securities categorized by Thornburg as Emerging Franchises may operate in industries which are newer or less established that issuers in the other two categories, or may offer a product or service that is relatively new for the industry in which the issuer operates, or for which fewer competing products or services exists. Because they operate in newer industries or are positioned competitively relative to their peers, the issuers Emerging Franchises securities have the potential to grow at an above average rate through increases in revenues, profits, or cash flows faster than the other categories of issuers.”

Regarding the potential risks relating to the Advisor’s determination of growth rates, the registrant notes that the Form N-1A Item 4 disclosure already includes disclosure stating that “[t]here is no assurance that any company selected for investment will, once categorized in one of the three described investment categories, continue to have the positive characteristics or fulfill the expectations that the advisor had for the company when it was selected for investment, and any such company may not grow or may decline in earnings and size.” The registrant believes that that disclosure, together with the disclosures under the heading “Principal Investment Risks” adequately describe the principal risks arising from the Advisor’s selection and categorization of equity securities.

15.    The staff noted that the Funds’ principal investment risks and statement of additional information state that the Funds are non-diversified and asked that correlating disclosure be added to the Funds’ Item 4 principal investment strategies.

Response: The registrant has revised the Funds’ principal investment strategies to add disclosure that each Fund is non-diversified.

April, Dolan & Koehler, P.C.        Attorneys and Counselors at Law

March 24, 2023

16.    The staff requested that the registrant re-order the disclosure of each Fund’s principal risks that are reasonably likely to adversely affect the fund’s net asset value, yield, and total return in order of significance of each such risk to the Fund. The staff referred the registrant in this regard to the transcript of a speech delivered by Dalia Blass, former Director of the SEC Division of Investment Management, at the ICI Securities Law Developments Conference on October 25, 2018 available at: https://www.sec.gov/news/speech/speech-blass-102518# and ADI 2019-08 - Improving Principal Risks Disclosure.

Response: The registrant respectfully declines to make the requested change. The registrant is not aware of any requirement in Form N-1A that a fund’s principal risks be set forth in any particular order, and believes that the current risk disclosure is presented in a manner that clearly identifies the Funds’ key risks to the Funds’ shareholders and potential investors. The registrant also notes that the significance of a particular risk is fluid and will necessarily vary over time, and at times may vary from day to day, in response to changes in the composition of a Fund’s portfolio and developments affecting particular issuers or the overall market. As a result, the registrant believes that ordering the risk disclosure in the manner suggested may at any given point in time misrepresent the significance of a particular risk, which may confuse or mislead shareholders, who may not otherwise understand that the significance of a Fund’s risks is fluid and likely to change over time. In addition, the registrant notes that in the final rule Release No. IC-34731, the staff declined to require that funds organize principal risk disclosure in order of importance, and that the staff acknowledged in that rule release public comments which expressed concern about the perceived difficulty and subjectivity of ordering risk disclosure, and the potential of increased liability for funds associated with this. Further, in order to clarify for shareholders that they should not make any assumptions regarding the significance of the risk factors based on their current order, the registrant added to PEA 146 the following disclosure to the principal risks’ introductory paragraph “[t]he risks are presented in alphabetical order to facilitate readability, and their order does not imply that the realization of one risk is more likely to occur or have a greater adverse impact than another risk. The relative significance of each risk below may change over time.”

17.    The staff noted that the Form N-1A Item 6 purchase and sale of Fund shares states that the Advisor has the sole ability to direct the purchase and sale of shares of the Funds, and asked that the Form N-1A Item 4 redemption risk disclosure in the Funds’ principal investment risk be revised to: (i) clarify that an individual investor is unable to direct purchase and redemptions of the Funds’ shares; and (ii) add a cross-reference to the purchase and sale of Fund shares disclosure in the summary prospectus.

Response: The registrant has revised the redemption risk disclosure in the principal investment risks as requested.

18.    The staff noted that the Emerging Markets Managed Account Fund identifies “Risks Affecting Investments in China” among the Fund’s principal investment risks, but that the disclosure of the Fund’s principal investment strategies does not specifically refer to investments in China. The staff requested that if investments in Chinese issuers are a principal strategy of the Fund, disclosure be added to that effect.

Response: Investments in Chinese issuers are not a principal strategy of the Emerging Markets Managed Account Fund. Moreover, the registrant confirms that there is currently no strategy to commit any portion of the Fund’s assets to a particular country or region. Instead, the Advisor seeks to achieve the Fund’s investment goals by pursuing a bottom-up investment approach that is focused on individual issuers. In pursuing that bottom-up approach, the portion of the Fund’s portfolio invested in any country or region will vary from time to time depending on available investment opportunities, and on occasion the Emerging Markets Managed Account Fund’s portfolio may become more weighted toward a particular country or region. But any such weighting would be a result of the application of the Fund’s investment strategy, and not the strategy itself, and it would be misleading to suggest to the Fund’s shareholders or potential investors that the Fund has a strategy which focuses on a particular country or countries.

April, Dolan & Koehler, P.C.        Attorneys and Counselors at Law

March 24, 2023

Notwithstanding the lack of an investment strategy respecting investments in particular countries, the registrant believes that it is prudent, and consistent with applicable disclosure requirements, to notify investors of country-specific risks which may arise from the application of the Fund’s investment strategy, when those risks may rise to the level of a principal risk. For this reason, the registrant believes it is appropriate to include a disclosure pertaining to the risks arising from the Emerging Markets Managed Account Fund’s potential investments in China.

19.    The staff noted the Emerging Markets Managed Account Fund’s Form N-1A Item 9 disclosure under sub-section “Investing in Other Investment Companies” states that the Fund may seek to invest in other open-end mutual funds, closed-end mutual funds, business development companies, and ex-change traded funds; however, the Fund does not include correlating summary disclosure of the Fund’s investments in other investment companies as part of its Form N-1A Item 4 principal investment strategy disclosure. The staff requested that if investments in such securities are a principal strategy of the Fund, attendant disclosure be added to that effect in the discussion of the Fund’s principal investment strategies, including whether the Funds may invest in other series of the registrant. The staff also asked that attendant risk disclosure be added to the Fund’s principal investment risks if the Fund are subject to dual layering of fees when investing in other series of the registrant.

Response: The registrant respectfully submits that the current disclosure is appropriate and in compliance with the requirements of Form N-1A. The registrant notes that investments in equities are part of the principal investment strategies of the Fund, of which other investment companies are one type of equity securities, but investing in other investment companies is not a principal investment strategy of the Fund, and the registrant believes it would be misleading to suggest to the Fund’s potential investors that the Fund pursues a strategy which focuses on investing specifically in other investment companies. The registrant further notes that the prospectus disclosure in sub-section “Investing in Stocks and Other Equity Securities” includes a cross-reference to the “Investing in Other Investment Companies” sub-section.

20.    The staff asked the registrant to supplementally identify the broad-based index each Fund will use in accordance with Form N-1A Item 4 performance disclosure.

Response: The Emerging Markets Managed Account Fund will use the MSCI Emerging Markets Net Total Return USD Index and the Municipal Managed Account Fund will use the ICE BofA U.S. Municipal Master Index.

21.    In the “Portfolio Managers” sections of the Funds’ prospectus, please disclose the month and year in which each portfolio manager began managing the applicable Fund in lieu of “since inception.”

Response: The registrant notes that Item 5(b) of Form N-1A requires the name, title and length of service of each of the Fund’s Portfolio Managers but does not specify how to disclose “length of service.” The registrant does not believe that disclosing the specific month and year of the Fund’s commencement of operations is necessary to respond to this Item. Accordingly, the registrant believes the current disclosure is consistent with the requirements of Item 5(b) of Form N-1A and further notes that the Funds’ current disclosure approach is consistent with the disclosure approach of the registrant’s other series. Accordingly, making the requested change would create an inconsistency in approach among the registrant’s active series and for these reasons, the registrant respectfully declines to make the requested changes at this time.

April, Dolan & Koehler, P.C.        Attorneys and Counselors at Law

March 24, 2023

22.    The staff asked the registrant to revise the Municipal Managed Account Fund’s Form N-1A Item 9 disclosure to clarify that it invests principally in U.S. municipal obligations consistent with the Fund’s Form N-1A Item 4 principal investment strategies disclosure.

Response: The registrant has revised the Fund’s disclosure as requested.

23.    The staff asked the registrant to clarify the Municipal Managed Account Fund’s Form N-1A Item 4 principal investment strategies disclosure regarding the Fund’s intends to invest in municipal obligations when describing its ability to invest in obligations and participations in obligations of any credit quality; and to clarify whether the Fund’s ability to invest up to 80 percent of its portfolio in lower-quality municipal debt obligations is pursuant to its investment policy adopted under rule 35d-1 of the 1940 Act. The staff also asked that, to the extent the Fund will not invest principally types of debt obligations and participations that are not municipal, then the registrant should consider moving the description of such investments from Item 9 to the SAI in accordance with Item 16(b) of Form N-1A

Response: The registrant has revised the Fund’s Form N-1A Item 4 disclosure as requested and confirms that the Fund invests, under normal conditions, 80% of its assets in municipal obligations under rule 35d-1 of the 1940 Act, which may include investing 80% of its portfolio in lower-quality municipal debt obligations.

24.    The staff noted that while the Municipal Managed Account Fund is classified as a non-diversified investment company in accordance with Section 5(b) of the 1940 Act, the second paragraph in the Form N-1A Item 4 disclosure in the Fund’s prospectus states that the Fund will attempt to meet its investment objective through credit analysis, selection and diversification. The staff requested that the Fund reconcile that reference to diversification in the discussion of the Fund’s investment strategies with the fact that the Fund will be non-diversified.

Response: The registrant will revise the sentence referenced by the staff under the heading “Principal Investment Strategies” to read substantially as follows:

“The Fund attempts to meet its objective through credit analysis and security selection.”

25.    For the Municipal Managed Account Fund, the staff requested that the registrant clarify the last paragraph under the heading “Principal Investment Strategies.” In particular, the staff requested that the registrant: (a) clarify whether the Fund has a policy of investing up to 20% of its assets in taxable securities and what is meant by the reference to “temporary taxable investments” in the third sentence of the paragraph; (b) clarify whether the Fund’s investments in tax-exempt municipal obligations may be subject to the federal alternative minimum task (“AMT”); (c) provide a definition of AMT in the portion of the prospectus which is responsive to Form N-1A Item 9; and (d) include disclosure noting that the Fund’s policy of investing at least 80% of its assets in tax-exempt municipal obligations is a fundamental policy and describing whether that policy can be changed without a vote from the Fund’s shareholders. The staff also noted that if any of the investment strategies described in the referenced paragraph are not principal investment strategies of the Fund, they should be relocated to the portion of the prospectus which is responsive to Form N-1A Item 9.

April, Dolan & Koehler, P.C.        Attorneys and Counselors at Law

March 24, 2023

Response: The registrant will revise the referenced paragraph under the heading “Principal Investment Strategies” to read substantially as follows:

“The Fund normally invests at least 80% of its assets in municipal obligations, the income from which is exempt from the regular federal income tax, though a portion or all of that income may still be subject to the federal alternative minimum tax (“AMT”). This policy of investing at least 80% of its assets in municipal obligations with income exempt from the regular federal income tax may be changed by the Fund’s Trustees without a shareholder vote upon 60 days’ notice to shareholders. Under normal circumstances, no more than 20% of the Fund’s assets will be invested in municipal securities which produce income that is not exempt from federal income tax, though the Fund’s investments in such securities may temporarily exceed 20% of the Fund’s assets when made for defensive purposes during periods of abnormal market conditions. If the Fund found it necessary to own taxable investments, some of its income would be subject to federal income tax. Gains realized on investments held by the Fund and not offset by realized losses will be subject to federal income tax.”

The registrant will also modify the Form N-1A Item 6 disclosure to explain that distributions from the Fund may be subject to the AMT, and the registrant will add a definition of AMT to the portion of the prospectus which is responsive to Form N-1A Item 9.

26.    The staff suggested that the registrant consider adding a discussion of municipal securities risk to the “Principal Investment Risks” section of the prospectus for the Municipal Managed Account Fund.

Response: The registrant has considered the staff’s comment and feels that the principal risks which arise from investments in municipal securities are already captured in the existing risk disclosures under the heading “Principal Investment Risks.” The registrant therefore respectfully declines the staff’s suggestion.

27.    The staff suggested that the registrant consider whether the disclosure of interest rate risk within the “Principal Investment Risks” section of the prospectus for the Municipal Managed Account Fund should be enhanced in light of the U.S. Federal Reserve’s recent actions to raise the overnight Federal Funds rate.

Response: The registrant notes that the portion of the prospectus which is responsive to Item 9 of Form N-1A includes a discussion of the U.S. Federal Reserve’s recent actions to raise the overnight Federal Funds rate, the potential for additional future increases in that Federal Funds rate, and the effects that such increases have had, or could have, on the value of the Fund’s investments or on the overall markets. See in this regard the last three sentences in the first paragraph under the heading “Investing in Stocks and Other Equity Securities; Market and Economic Risks Affecting Equity Securities” and the last three sentences in the first paragraph under the heading “Investing in Municipal Obligations; Market, Economic, and Liquidity Risks Affecting Municipal Obligations,” both of which appear in the portion of the prospectus which is responsive to Item 9 of Form N-1A. The registrant believes that the inclusion of that detail is appropriately located in that portion of the prospectus, and that it is not necessary or desirable to include such detail in the portion of the prospectus referenced by the staff.

April, Dolan & Koehler, P.C.        Attorneys and Counselors at Law

March 24, 2023

28.    The staff suggested that the registrant consider adding a discussion of tax risk to the “Principal Investment Risks” section of the prospectus for the Thornburg Municipal Managed Account Fund, and to include in that discussion a reference to the potential imposition of the AMT.

Response: The registrant will add disclosure substantially as follows to the “Principal Investments Risks” section of the prospectus for the referenced Fund:

“Tax Risk - The income on the Fund’s municipal obligations could become subject to federal income or state income tax due to noncompliant conduct by issuers, unfavorable legislation or litigation or adverse interpretations by regulatory authorities. All or a portion of the Fund’s distributions that are exempt from regular federal income tax may nevertheless be taken into account for purposes of the federal AMT and state income tax.”

29.    The staff noted that, in the portion of the prospectus which is responsive to Item 9 of Form N-1A, the registrant has included, under the heading “Investing in Stocks and Other Equity Securities,” a paragraph which discusses the fact that the Thornburg Emerging Markets Managed Account Fund may at times invest in fewer equity securities than certain other equity mutual funds, and that such a practice may introduce additional risks for the Fund. The staff asked whether this was a principal investment strategy of the Fund; if so, the staff suggested that additional disclosure of that strategy and its attendant risks be added to the portion of the prospectus which is responsive to Item 4 of Form N-1A.

Response: The registrant notes that the disclosure for the Fund appearing under the heading “Principal Investment Strategies” will be modified in response to a staff comment to reflect the fact that the Fund is non-diversified. The registrant also notes that the disclosure for the Fund under the heading “Principal Investment Risks” includes a discussion of non-diversification risk. The disclosure referenced by the staff in the Item 9 portion of the prospectus is intended to tie back to the Fund’s status as a non-diversified Fund, and is not intended to describe an additional strategy of the Fund. Accordingly, the registrant believes that the strategy and attendant risks are already adequately addressed in the Item 4 disclosures.

30.    The staff requested that the registrant include disclosure under the heading “Buying Fund Shares” in the prospectus to explain that, pursuant to rule 22c-1 under the 1940 Act, the purchase or sale of Fund shares will occur at a price based on the net asset value (“NAV”) of such shares which is next computed after the purchase or sale order has been received.

Response: The registrant notes that disclosure on this topic already appears in the prospectus. See the second paragraph under the heading “Buying Fund Shares” and the third paragraph under the heading “Selling Fund Shares,” which note that all purchases and redemptions of Fund shares will be processed at the NAV per share that is next determined after the purchase or redemption order is received by the broker-dealer who executes the trades on behalf of the shareholder.

Statement of Additional Information (“SAI”) Comments

31.    The staff asked that the registrant review the disclosures in the SAI related to the Funds’ investments in derivatives and remove any stale references rendered obsolete by rule 18f-4 under the 1940 Act, including any references to prior SEC positions, and to either add disclosure to the SAI or explain supplementally how the Funds comply with rule 18f-4.

April, Dolan & Koehler, P.C.        Attorneys and Counselors at Law

March 24, 2023

Response: The registrant confirms the SAI has been revised to remove any disclosure rendered obsolete by rule 18f-4 and to add disclosure regarding the Funds’ compliance with rule 18f-4.

32.    The staff noted that, according to disclosures under the heading “Investment Limitations,” each Fund has a fundamental investment policy not to borrow money except as permitted under the 1940 Act. The staff requested that the registrant add disclosure clarifying what types of borrowing is permitted for investment companies by the 1940 Act, and what steps the Funds would take if their borrowings exceeded the statutory limits. The staff stated that this clarifying language could be included as part of the disclosure which follows the enumerated list of fundamental investment policies for each Fund.

Response: The registrant will revise the referenced disclosure to read as follows:

“(3) Borrow money, except in an amount not exceeding 33 1/3% of its total assets (including the amount borrowed) less liabilities (other than borrowings). Any borrowings that come to exceed this amount will be reduced within three days (not including Sundays and holidays) to the extent necessary to comply with the 33 1/3% limitation;”

33.    The staff noted that, according to disclosures under the heading “Investment Limitations,” each Fund has a fundamental investment policy not to invest more than 25% of its total assets in any one industry. Observing that that Section 8(b)(1) of the 1940 Act and Item 16(b)(1) of Form N-1A require a registrant to describe its policies respecting the concentration of investments in a particular industry or group of industries, the staff requested that the Funds clarify how the referenced concentration policies apply to a group of industries. The staff stated that this clarifying language could be included as part of the disclosure which follows the enumerated list of fundamental investment policies for each Fund.

Response: While the registrant does not currently expect either Fund to invest more than 25% of its total assets in any group of industries, the registrant notes that the Fund’s concentration policy only applies to industries, as opposed to groups of industries, and accordingly that policy would not restrict a Fund from investing more than 25% of its assets in a group of industries. In response to the staff’s comment, the registrant will add disclosure to the last narrative paragraph which follows the enumerated list of fundamental investment limitations for each Fund, explaining that the Fund’s prohibition on concentration within any particular industry would not prohibit the Fund from investing more than 25% of its total assets in any group of industries. See also the response to item 39 below.

34.    The staff noted the following with respect to the last paragraph of the discussion of the Thornburg Emerging Markets Managed Account Fund’s fundamental investment limitations: (a) that paragraph includes a reference to “restriction number 8” which should be changed to reference “restriction number 7”; (b) the staff objected to the Fund’s investment advisor being able to determine an issuer’s industry classification solely based on the advisor’s analysis of the issuer; and (c) the staff requested that the registrant add disclosure to provide at least one example of the type of third party service that the Fund’s investment advisor may use in determining an issuer’s industry classification.

Response: The registrant has determined to remove the referenced paragraph.

April, Dolan & Koehler, P.C.        Attorneys and Counselors at Law

March 24, 2023

35.    With respect to the fourth enumerated non-fundamental investment limitation for the Thornburg Emerging Markets Managed Account Fund and the third enumerated non-fundamental investment limitation for the Thornburg Municipal Managed Account Fund, the staff asked the registrant to clarify that the types of banks from which the Funds may borrow money are those meeting the definition of a “bank” under the 1940 Act.

Response: The registrant will revise the fourth enumerated non-fundamental investment limitation to read substantially as follows:

“(iv) The Fund may borrow money only (a) from a bank (as defined in Section 2(a)(5) of the 1940 Act) or (b) by engaging in reverse repurchase agreements, to the extent such agreements may be deemed to be a borrowing under the 1940 Act. The Fund will not purchase any security while borrowings representing more than 5% of its total assets are outstanding.”

36.    The staff asked the registrant to clarify what was meant by clause (b) in the fourth enumerated non-fundamental investment limitation for the Thornburg Emerging Markets Managed Account Fund, including specifically the phrase “transactions that are deemed to be borrowings under the 1940 Act because they involve the sale of a security coupled with an agreement to repurchase that security.”

Response: See the previous response.

37.    The staff asked the registrant to revise the disclosure about the enumerated fifth non-fundamental investment limitation for the Thornburg Emerging Markets Managed Account Fund, and the analogous fourth enumerated non-fundamental investment limitation for the Thornburg Municipal Managed Account Fund, to use the term “illiquid investments” instead of “illiquid securities,” and to revise the definition of what constitutes an illiquid investment to match the definition in rule 22e-4 under the 1940 Act. The staff also asked the registrant to supplementally confirm to the staff whether the Funds will comply with rule 22e-4 under the 1940 Act.

Response: The registrant will revise the referenced disclosures to read substantially as follows:

“The Fund does not currently intend to purchase any security if, as a result, more than 15% of its net assets would be invested in illiquid investments. For this purpose, an “illiquid investment” is any investment that the Fund reasonably expects cannot be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment.”

The registrant also hereby confirms to the staff that the Funds comply with rule 22e-4 under the 1940 Act.

38.    The staff asked the registrant to revise the disclosure about the first enumerated fundamental investment limitation for the Thornburg Municipal Managed Account Fund, so as to separately describe the Fund’s policy on investing in securities other than municipal obligations and the Fund’s policy on temporary investments. The registrant also requested that the registrant revise that same disclosure to remove the reference to percentage limitations set forth in the Fund’s prospectus, and to instead identify that percentage limitation within that portion of the SAI.

April, Dolan & Koehler, P.C.        Attorneys and Counselors at Law

March 24, 2023

Response: The registrant has determined to relocate the referenced disclosure within the discussion of non-fundamental limitations and to revise the disclosure to read substantially as follows, and to add language in the preamble to the enumerated list of non-fundamental limitations explaining that, while a change to the following limitation does not require shareholder approval, it would require action by the Fund’s Board of Trustees and 60 days’ prior notice to shareholders:

“(v) Under normal circumstances, the Fund will invest at least 80% of its assets in municipal obligations, the income from which is exempt from the regular federal income tax.”

39.    The staff asked the registrant to review and, as necessary, revise the disclosure in the last paragraph of the discussion of the Thornburg Municipal Managed Account Fund’s fundamental investment limitations to be consistent with the guidance in Investment Company Act Release No. 9785 (May 31, 1977). The staff noted in this regard that only tax exempt obligations issued by a state, territory, or possession of the United States or any of their authorities, agencies, instrumentalities or political subdivisions are eligible to be excluded from the Fund’s concentration policy. The staff also noted in this regard that when applying its industry concentration policy to any municipal obligation that is backed by the assets or revenues of a non-governmental entity, the Fund should look through to the industry from which those assets or revenues principally derive.

Response: The registrant will revise the referenced disclosure substantially as follows:

“For purposes of applying the limitation described in item 7 above, issuers of the following securities will not be considered to be members of any industry: securities of the U.S. Government and its agencies and instrumentalities; except as set forth in the following sentence, municipal obligations the income from which is exempt from the regular federal income tax; and repurchase agreements collateralized by such obligations. Notwithstanding the foregoing, to the extent that the income from a municipal obligation is derived principally from the assets and revenues of non-governmental users, the obligation will be deemed to have been issued from the industry of that non-governmental user. The limitation described in item 7 above only applies to investments in a particular industry, and would not apply to an investment by the Fund in a group of industries, in obligations issued by any one state, or in a particular economic sector, such as the utilities, hospital and healthcare facilities, or industrial development sectors. The views and interpretations by the Fund stated in this paragraph may change due to changes in the law or interpretations of the law, including laws pertaining to municipal obligations and the taxability of interest paid on those obligations, and due to other factors.”

The registrant will also disclosure beneath the enumerated list of fundamental investment limitations for the Thornburg Emerging Markets Managed Account Fund, noting that that Fund’s concentration policy would not apply to investments by the Fund in a group of industries or in any particular economic sector.

April, Dolan & Koehler, P.C.        Attorneys and Counselors at Law

March 24, 2023

Please contact me or Meg Koehler with any questions. We appreciate the staff’s time and attention to our filings.

Sincerely,

/s/ Daniel April

Daniel April

April, Dolan & Koehler, P.C.        Attorneys and Counselors at Law